UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

Commission File Number 000-50112

Pan American Gold Corporation

(Translation of registrant's name into English)

Suite 605 – 475 Howe Street, Vancouver, British Columbia V6C 2B3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

PAN AMERICAN GOLD CORP.

605-475 Howe Street

Vancouver, B.C.

V6C 2B3

March 15, 2006

Aztec Copper Inc.

6205 North 21st Drive

Phoenix, Arizona, USA

85015

Attention:	Mr. Wally Boguski, CFO & Director

Gentlemen:

Re:        La Reforma Property, Mexico

Further to our previous discussions, this Letter Agreement (the "Agreement") confirms that Aztec Copper Inc. ("Aztec") has agreed to provide Pan American Gold Corp. ("Pan American") with the option to earn an Initial 70% interest (the "Initial Option") in the La Reforma Property located in Chihuahua State, United States of Mexico, more particularly described in Exhibit "A" attached hereto (the "Property"). Pan American may assign its rights under this Agreement to a subsidiary of Pan American. This Agreement also confirms that upon Pan American having exercised the Initial Option, it shall have a further option to earn a 100% interest (the "Second Option") in the Property on the terms and conditions contained herein. Although the parties hereto intend on entering into a more formal option agreement which will include the terms referred to herein (the "Formal Agreement") this Agreement creates binding legal obligations between the parties and this Agreement will represent the definitive agreement if the Formal Agreement is not entered into.

The parties agree as follows:

1.

Aztec grants to Pan American the exclusive right and option to acquire a seventy percent (70%) interest in the Property during the Option Period and thereafter to acquire up to a one hundred percent (100%) interest in the Property, subject to the terms contained herein. The term of the Initial Option shall be five (5) years following the end of a 45-day due diligence period (the "Option Period"). In order to exercise the Initial Option, Pan American shall make the cash payments, issue the shares and make Exploration Expenditures (as defined in paragraph 7) as set forth below.

2.

Immediately following execution of this Agreement, Pan American shall undertake due diligence on the Property ("Due Diligence") for a period of up to 45 days. Pan American shall earn no interest in the Property by completing the Due Diligence.

3.

Upon completion of the Due Diligence, Pan American shall have the right, but not the obligation, to earn an initial seventy percent (70%) interest in the Property. Within seven (7) days of the completion of the Due Diligence, Pan American shall notify Aztec in writing of its intention to continue with the Initial Option (the "Notice Date"), subject to Pan American's right to terminate at any time. During the term of the Initial Option, Pan American shall, in order to keep the Initial Option in good standing, make cash payments of US$ one million four hundred thousand

(US$1,400,000), issue two million five hundred thousand (2,500,000) common shares (the "Shares") and complete Exploration Expenditures of not less than five million six hundred thousand US dollars (US$5,600,000) over the Initial Option period, according to the following table:

Date	Payment	Shares*	Exploration***
Notice Date	$US250,000	150,000	--
First Anniversary**	$US250,000	350,000	$US250,000
Second Anniversary	$US300,000	500,000	$US750,000
Third Anniversary	$US300,000	750,000	$US1,000,000
Fourth Anniversary	$US300,000	750,000	$US1,500,000
Fifth Anniversary	--	--	$US2,100,000
Total	$US1,400,000	2,500,000	$US5,600,000
*	Share issuances are subject to a 12 month hold. Share issuances are to be adjusted for any share splits or consolidations.
**	The Notice Date shall become the anniversary of this Agreement.
***	Amounts which must be spent each year by the indicated Anniversary Date.

4.

Upon Pan American completing the Exploration Expenditures, payments and the share issuances set forth in paragraph 3 above, it will have a 90 day period to provide notice to Aztec of its intention to either:

(a)

increase its interest in the Property from seventy percent (70%) to one hundred percent (100%), by fully assuming all exploration and property obligations relating to the Property, by completing and delivering an industry standard feasibility study that demonstrates positive feasibility (the "Feasibility Study") on a deposit size that is equal to or greater than what was mined in the past, and then purchasing Aztec's thirty percent (30%) interest in accordance with paragraph 5 below; or

(b)	form a joint venture with Aztec holding a thirty percent (30%) interest in the Property and Pan American being operator and holding a seventy percent (70%) interest in the Property.
5.

Upon Pan American completing the Feasibility Study, it shall have a 90 day period to elect whether or not to exercise a one time option to purchase the remaining thirty percent (30%) interest in the Property from Aztec, for a total one hundred percent (100%) interest, in the Property, by paying to Aztec the value of its 30% Interest as identified by the Feasibility Study, by paying 90% of the Net Present Value ("NPV") of the 30% working interest, employing a discount rate of 5% in the NPV calculation or alternately, by paying the NPV of a 2% net smelter return royalty, subject to the same 5% discount rate calculation, whichever is payment calculation is greater.

6.

If Pan American and Aztec form a joint venture as contemplated in paragraph 4 above, the companies shall incorporate a Mexican corporation, the form of which shall maximize tax and profit benefits for all parties (the "Joint Venture Company"). Initial interests shall be equal to the respective parties' interests in the Property at the time of the decision to form the Joint Venture Company. The shareholders agreement for such company, the terms of which shall be negotiated concurrently during the term of the Option Agreement, shall include, but not be limited to, the following provisions:

(a)

dilution, pro-rata according to the deemed or actual contributions of a party and using the agreed upon value of the property as US$13,570,000 as the initial value of the joint venture, should any party elect not to contribute to approved work programs and budgets, however, should a party agree to contribute to a work program and budget but fall to do so, as a penalty accelerated dilution shall be applied at a rate of one hundred and twenty five percent (125%). If a party does not contribute to work programs prior to the completion of a positive feasibility study, its interest can be diluted to a minimum of twenty-five percent (25%) and will thereafter be carried at a twenty-five percent (25%) interest until the completion of a positive feasibility study. If a party does not contribute to work programs during construction of a mining operation, it can be further diluted to a minimum of ten percent (10%);

(b)

if the party's participating interest falls to ten percent (10%) then that party shall forfeit it's entire participating interest and the party shall have the right to receive a two percent (2%) net smelter return royalty from future mine production;

(c)	such other terms and conditions as normally contained in similar agreements modeled after the Mining Venture Agreement, Form 5, of the Rocky Mountain Mineral Law Foundation;
(d)	the party which has the greatest participating interest shall be the manager and operator unless otherwise agreed to in writing by all parties;
(e)

in recognition of the fact that the parties would like to ensure that programs continue on the Property there shall be a provision which would permit a change of managership and operatorship under the following circumstances. Should the manager and operator not propose a program and budget within one month prior to the completion of the finishing date of any program currently in progress, or propose a program with a budget of less than one hundred thousand US dollars (US$100,000), the other party would have the right to propose a program with a budget with a minimum of one hundred thousand US dollars (US$100,000) and assume managership and operatorsbip. Further if there is a completed feasibility study which has been approved by both parties as to completeness and accuracy and the party which is manager and operator chooses not to propose a program and budget as recommended by the feasibility study, the other party has the right to do so and assume managership and operatorship.

7.

For the purposes of the Formal Agreement, Exploration Expenditures shall mean all expenses paid by either party in making applications and conducting necessary studies, hearings and other meetings to obtain permits, licenses and other environmental or regulatory approvals for operations and for exploration and development activities on or for the Property, including but not limited to, all fees and assessment work required to keep the Property in good standing, all expenditures for geophysical, geological and geochemical work of direct benefit to the Property, all surveys, drilling, assaying, metallurgical testing and engineering, the costs of a feasibility study and all other expenditures directly benefiting the Property. Administrative expenses and general office and overhead expenses shall not be included in Exploration Expenditures but, in lieu thereof, a charge equal to ten percent (10%) of all other Exploration Expenditures may be included.

8.	Immediately upon the execution of this Agreement, and until such time as the Formal Agreement is executed between the parties, Aztec shall grant Pan American the exclusive right to:

(a)	enter in, under and upon the Property at Pan American's sole risk; and,
(b)

inspect and copy any geological, geochemical, geophysical, metallurgical, environmental or other data in Aztec's possession relating to the Property. Pan American hereby acknowledges that such information is confidential and proprietary to Aztec's and shall not be disclosed to third parties without Aztec's written consent.

9.	Aztec hereby represents and warrants, as of the effective date of this Agreement, that:
(a)

it has title to the exploration concessions comprising the Property, subject to the paramount title of the United States of Mexico; that it has authority to negotiate the transaction contemplated herein for one hundred percent (100%) of the title to such claims; and, that there are no liens or encumbrances of any type affecting title except as set forth in Exhibit "A" hereto and the title is in good standing;

(b)

it has the capacity to enter into and perform this Agreement and all other transactions contemplated herein, and that it will not breach any other agreement or arrangement by entering into performing under the terms of this Agreement;

(c)

to the best of its knowledge and belief, it has paid all option payments, taxes, assessments, charges, fees and other levies imposed upon or required with respect to the Property, and it, or a third party, has filed all returns and required reports, and that the title is in good standing;

(d)

except as may be set forth in Exhibit "A", to the best of its knowledge and belief, there are no actual, pending or threatened lawsuits or administrative actions affecting the Property, or which might result in a material adverse change in its condition, financial or otherwise;

(e)

no representations or warranties by Aztec in this Agreement or in any information, written or oral, furnished or to be furnished by Aztec contains or will contain any untrue statement of any material fact. There are no material facts known to Aztec that, individually or in aggregate, could materially adversely affect the transaction contemplated herein and have not been disclosed to Pan American;

(f)

it acknowledges and agrees that none of the Shares which may be issued to Aztec have been registered under the United States Securities Act of 1933 (the "1933 Act"), or under any state securities or "blue sky" laws of any state of the United States, and, unless so registered, may not be offered or sold in the United States or, directly or indirectly, to U.S. Persons, as that term is defined in Regulation S under the 1933 Act ("Regulation S"), except in accordance with the provisions of Regulation S, or pursuant to an effective registration statement under the 1933 Act, or pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the 1933 Act;

(g)	it is an "Accredited Investor", as the term is defined in Regulation D under the 1933 Act and in Multilateral Instrument 45-106 adopted by the British Columbia Securities Commission (the "BCSC"); and
(h)

Aztec is not aware of any advertisement of any of the Shares and will not be acquiring the Shares as a result of any form of general solicitation or general advertising including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

10.

Pan American shall manage all exploration activities on the Property in compliance with Mexican law and sound mining practices, including sound environmental practices in accordance with Mexican law. All Exploration Expenditures shall be made at Pan American's sole discretion. Pan American shall promptly pay all taxes, assessments and other payments required to keep title to the Property in good standing. Pan American shall make quarterly reports to Aztec of the progress of exploration programs on the Property during periods of active exploration, and shall also make timely reports of significant exploration developments to Aztec. In addition the parties shall have quarterly meetings when mutually agreed to provide an update of results and plans for exploration work.

11.

The parties hereby agree that the Exploration Expenditures and development decisions required for Pan American to exercise the Option are not commitments, but rather requirements, to continue the Initial Option from year to year. Pan American may terminate this Agreement, without further obligation, and at any time for any reason or no reason, upon written notice to Aztec.

12.

The parties agree to meet at such times and places as are mutually convenient or necessary to negotiate the Formal Agreement. Each party shall bear its own costs for the negotiation of such Formal Agreement. The Formal Agreement shall contain such terms and conditions as are customary in similar agreements within the international mining industry. The Formal Agreement and any other ancillary documents as may be necessary, shall be registered by Aztec with the appropriate authorities in the United States of Mexico, as soon as possible after their execution.

13.

There shall exist an area of common interest within two kilometers of the perimeter of the Property (including any additions thereto and including any properties acquired that are within the perimeter of the boundaries of the Property). If either party to this Agreement acquires any interest in mineral claims within such area they shall be contributed at no cost to the other party to the definition of the Property. That is, if acquired by Pan American such additional claims shall be transferred to Aztec on termination hereof without additional cost and if acquired by Aztec shall be optioned to Pan American as if part of the Property (and without additional consideration being demanded from Pan American). The area of common interest shall not include properties currently held by Aztec or its agents that are currently in good standing, or under an application process or any renewals of the same or title #200663 that Aztec intends to negotiate on and acquire for addition to its San Francisco block.

14.

The parties agree that any confidential information exchanged shall not be disclosed to any third party without written permission. Neither party shall issue any press release or other public announcement concerning the subject matter of this letter without the written permission of the other party, such consent not to be unreasonably withheld and to be delivered within twenty-four (24) hours of dispatch, excluding weekends and holidays. Notwithstanding the review of proposed announcements by the non-disclosing party, the disclosing party shall be fully liable and assume full liability for the content of any public statement it may make.

15.	This Agreement will be binding to both parties, subject to necessary regulatory approvals if required.

16.

Neither party may transfer its interest in this Agreement or any of the agreements contemplated herein to a third party at any time without first giving the non-transferring party a Right of First Opportunity, as defined in Schedule "B", attached, to acquire said interest.

17.

This Agreement shall be construed under the laws of the British Columbia without regard to conflicts of law. In the event of any dispute between the parties arising from the interpretation of this Agreement or any subsequent agreement entered into, pursuant to this Agreement, the dispute shall be referred to and finally settled by arbitration under the Rules of Conciliation and Arbitration of the International Chamber of Commerce by three arbitrators appointed in accordance with such rules.

18.	All notices and other required communications to one of Aztec or Pan American by the other shall be in writing and shall be addressed respectively as follows:

If to Aztec:

Aztec Copper Inc.

6205 North 21st Drive

Phoenix, Arizona, USA

85015

Attn:	Mr. Wally Boguski

If to Pan American:

Pan American Gold Corporation

605-475 Howe Street

Vancouver, B.C.

V6C 2B3

Attn:	Michael Sweatman
19.

Aztec hereby acknowledges that that upon the issuance thereof, and until such time as the same is no longer required under the applicable securities laws and regulations, the certificates representing any of the Shares will bear a legend (the "Legend") in substantially the following form:

"THESE SHARES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE AND HAVE BEEN ISSUED IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS."

20.

Pan American will and shall provide full assistance and cooperation to Aztec in connection with Aztec's application to remove the Legend from any of the Shares pursuant to a sale of any such Shares under Rule 144 of the 1933 Act, provided that Aztec complies with and provides documentation customary with a sale under Rule 144 of the 1933 Act.

If these terms are acceptable to you, please execute this Agreement in the appropriate space below.

PAN AMERICAN GOLD CORPORATION

Per:	/s/ Michael Sweatman
Authorized Signatory

Accepted:

AZTEC COPPER INC.

Per:	/s/ signed
Authorized Signatory
Date:	03/15/06

EXHIBIT "A"

To the Agreement dated March 15, 2006

between Pan American Gold Corporation and Aztec Copper Inc.

Property Description

Mineral tenures located in Mexico, as shown in the attached map.

Owner	Title #	Hectares (approximate)
Prime Aztec**	221571	4,705.7
Prime Aztec	218850	2,331.9

**Only that portion of the mineral tenure that lies east of UTM (NAD27) = 775,157.54 East

The following tenures are not owned by Aztec Copper Inc. nor Prime Aztec, they are not included in the Option.

Title	Hectares (approximate)
220605	49.98
220115	50

The prior land tenures to #221571 and #218850 have been researched by Aztec and shown on the attached map but Pan American shall not rely on that research and should conduct its own analysis of the tenures.

O
Title #: 220605
Owner: POMPOSO ELIGIO BASOLO RAMOS
Lot Name: unknown
Title #: 220115
Owner: MANUEL BASOCO VEGA
Lot Name: unknown
Title #: 221571
Owner: Prime Aztec
Lot Name: 2DA. AMP. "SANTO TOMAS" REDUC. 1
Title #: 218850
Owner: Prime Aztec
Lot Name: AMP. SANTO TOMAS RED. 4
Town of La Reforma
Road
0 0.5 1 2
Kilometers
1:50,000
Aztec Copper Inc.
Report By:
Date
Mar 2006
Drawn By:
D. Melvedt
Projection:
UTM - 12
Datum:
NAD27
Ref. No.
La Reforma
Land Tenures
Cambria Geosciences Inc.
Fig.

EXHIBIT "B"

To the Agreement dated March 15, 2006

between Pan American Gold Corporation and Aztec Copper Inc.

Right of First Opportunity

If either Pan American or Aztec (referred to as a "Disposing Party" in this paragraph) wish to dispose of all or part of their interest in a Property ("Interest"), they will first offer to sell the Interest to the other party on such terms and conditions as the Disposing Party deems fit. If, within 30 days of the Disposing Party’s offer to sell the other party falls to elect to acquire the Interest upon those terms and conditions, the Disposing Party will be free to dispose of the Interest to a third party at any time within 90 days after the election not to acquire upon the same or no more favorable conditions upon which the Disposing Party made the offer to the other party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pan American Gold Corporation

/s/ Michael Sweatman

Michael Sweatman,

Director

Date: April 28, 2006